Exhibit 1

For Immediate Release

Pointer Telocation Reports Q3 2012 Financial Results:

•	Revenues of $20.2M
•	Non-GAAP Net Income of $ 1.4M
•	Adjusted EBITDA $2.5M

Rosh HaAyin, Israel November 28th, 2012 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry and insurance market, announced today its financial results for the third quarter of 2012.

Financial Highlights

Revenues: Pointer's revenues for the third quarter of 2012 decreased 9.7% to $20.2 million, as compared to $22.3 million in the third quarter of 2011.

International activities for the third quarter of 2012 were 26% of total revenues compared to 28% in the comparable period of 2011.

Revenues from products in the third quarter of 2012 were $7 million, compared to $8.3 million in the same period in 2011. (34.7% and 37.1%, of revenues respectively).

Pointer’s revenues from services in the third quarter of 2012 decreased 6.3% to $13.2 million, from $14.1 million, in the comparable period of 2011 (65.3% and 62.9%, of revenues respectively).

Gross Profit: In the third quarter of 2012, gross profit decreased 12% to $6.8 million from $7.6 million in the third quarter of 2011.

Operating Income: In the third quarter of 2012, operating income was $1.2 million, similar  to $1.2 million in the third quarter of 2011.

Net Income: Pointer recorded net income attributable to Pointer’s shareholders for the third quarter of 2012 of $229 thousand or $0.04 per share, compared to a net loss of $188 thousand or a $0.04 loss per share in the third quarter of 2011.

Net income attributable to a non-controlling interest in affiliates in the third quarter of 2012 was $123 thousand compared to $277 thousand for the comparable period in 2011.

Adjusted EBITDA: Pointer’s adjusted EBITDA for the third quarter of 2012 was $2.5 million, as compared to $2.6 million in the comparable period in 2011.

David Mahlab, Pointer's Chief Executive Officer, commented on the results: "We have succeeded in maintaining our bottom line results though our revenue declined this quarter. The declining revenues are mainly as a result of currency exchange rates and weakness in sales of the technology sector due to global economy conditions. We have concentrated on improving our operations in order to face prevailing market conditions and to accommodate our expense level. We expect the weak global economy to continue to affect us, but expect that our efforts in launching new products and our additional investment in Latin America together with continued improvement of our operating costs will enable us to achieve our long term goals."

Conference Call Information:

Pointer Telocation's management will host today, Wednesday, November  28th, 2012 a conference call with the investment community to review and discuss the financial results of Q3 2012, and will also be available to answer questions.

The conference call will commence at 9:30 AM EST, 4:30 PM Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA 1-888-668-9141; From Israel: 03-918-0609

A replay will be available from November 29th, 2012 on the Company’s website: www.pointer.com.

Reconciliation between results on a GAAP and Non-GAAP basis:

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, the effects of non-cash stock-based compensation expense, amortization and non-cash impairment of goodwill and intangible assets.

We calculate non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 45 countries. Cellocator, a Pointer Products Division, is a leading MRM (Mobile Resource Management) technology developer and manufacturer.

For more information: www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” "anticipate," “intend,” "seems," “plan,” "aim," “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	2 - 3

Interim Consolidated Statements of Income and Comprehensive Income	4 - 5

Interim Consolidated Statements of Cash Flows	6 - 8

Additional Information	9

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2012	2011
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,074	$1,468
Restricted cash	113	123
Trade receivables	16,958	14,427
Other accounts receivable and prepaid expenses	2,529	1,946
Inventories	4,161	4,467

Total current assets	25,835	22,431

LONG-TERM ASSETS:
Long-term accounts receivable	551	805
Severance pay fund	8,401	7,474
Property and equipment, net	10,300	10,839
Investment and long term loans to affiliate	771	266
Other intangible assets, net	2,672	3,030
Goodwill	45,147	44,493

Total long-term assets	67,842	66,907

Total assets	$93,677	$89,338

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2012	2011
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$12,468	$13,208
Trade payables	10,156	9,821
Deferred revenues and customer advances	7,392	6,890
Other accounts payable and accrued expenses	7,028	7,440

Total current liabilities	37,044	37,359

LONG-TERM LIABILITIES:
Long-term loans from banks	8,022	7,715
Long-term loans from shareholders and others	931	943
Other long-term liabilities	3,691	2,895
Accrued severance pay	9,652	8,625

	22,296	20,178
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd’s shareholders' equity:
Share capital	3,871	3,353
Additional paid-in capital	120,570	119,147
Accumulated other comprehensive income	(190)	837
Accumulated deficit	(96,147)	(96,743)

Total Pointer Telocation Ltd’s shareholders' equity	28,104	26,594

Non-controlling interest	6,233	5,207

Total equity	34,337	31,801

LIABILITIES AND SHAREHOLDERS' EQUITY	$93,677	$89,338

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited

Revenues:
Products	$22,525	$24,084	$7,009	$8,287	$31,140
Services	40,421	41,429	13,162	14,046	54,778

Total revenues	62,946	65,513	20,171	22,333	85,918

Cost of revenues:
Products	13,406	13,784	4,126	4,894	18,283
Services	28,391	27,858	9,317	9,610	37,249
Amortization of intangible assets	181	733	60	244	1,498

Total cost of revenues	41,978	42,375	13,503	14,748	57,030

Gross profit	20,968	23,138	6,668	7,585	28,888

Operating expenses:
Research and development	2,036	2,290	647	783	3,082
Selling and marketing	6,583	6,839	2,138	2,493	8,932
General and administrative	6,986	8,579	2,177	2,612	11,450
Amortization of intangible assets	1,486	1,383	481	459	1,821
Impairment of goodwill and intangible assets	-	-	-	-	6,216

Total operating expenses	17,091	19,091	5,443	6,347	31,501

Operating income	3,877	4,047	1,225	1,238	(2,613)
Financial expenses, net	1,285	1,370	357	520	1,779
Other expenses (income), net	12	92	3	101	77

Income before taxes on income	2,580	2,585	865	617	(4,469)
Taxes on income	738	950	192	257	2,383

Income after Income taxes	1,842	1,635	673	360	(6,852)
Equity in losses of affiliate	106	1,069	25	271	1,634

Income from continuing operations	1,736	566	648	89	(8,486)
Loss from discontinued operations, net	995	-	296	-	-

Net income (loss)	741	566	352	89	(8,486)

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited
Other comprehensive income (loss):
Currency translation adjustments of foreign operations	(960)	(1,871)	(35)	(2,978)	(2,605)
Realized losses on derivatives designated as cash flow hedges	237	(225)	76	(76)	(219)
Unrealized losses on derivatives designated as cash flow hedges	(31)	(61)	(5)	(273)	(162)

Total comprehensive income (loss)	(13)	(1,591)	388	(3,238)	(11,472)

Profit from continuing operations attributable to:
Equity holders of the parent	1,224	238	503	(188)	(8,527)
Non-controlling interests	512	328	145	277	41

	1,736	566	648	89	(8,486)

Loss from discontinued operations attributable to:
Equity holders of the parent	630	-	274	-	-
Non-controlling interests	365	-	22	-	-

	995	-	296	-	-
Total comprehensive income (loss) attributable to:
Equity holders of the parent	(110)	(1,476)	229	(2,776)	(10,982)
Non-controlling interests	97	(115)	159	(462)	(490)

	(13)	(1,591)	388	(3,238)	(11,472)

Earnings (loss) per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share	$0.12	$0.05	$0.04	$(0.04)	$(1.78)

Diluted net earnings (loss) per share	$0.12	$0.04	$0.04	$(0.04)	$(1.79)

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited

Net income (loss)	$741	$566	$352	$89	$(8,486)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	4,270	4,646	1,211	1,578	12,710
Accrued interest and exchange rate changes of debenture and long-term loans	19	100	16	6	135
Accrued severance pay, net	103	552	148	202	487
changes of long-term loans to affiliate	34	-	6	-	-
Gain from sale of property and equipment, net	(228)	(138)	(104)	(85)	(95)
Equity in losses of affiliate	106	1,069	25	271	1,634
Stock-based compensation expenses	222	352	55	122	515
Impairment loss of loan to minority shareholder in subsidiary	-	-	-	-	489
Decrease in restricted cash	10	7	4	3	10
Decrease (increase) in trade receivables, net	(2,872)	(3,170)	(555)	510	(1,462)
Decrease (increase) in other accounts receivable and prepaid expenses	(460)	287	182	406	373
Decrease (increase) in inventories	358	(1,244)	(441)	(756)	(1,035)
Write-off of inventories	109	66	25	28	304
Deferred income taxes	-	58	-	90	170
Decrease (increase) in long-term accounts receivable	269	271	36	(68)	(177)
Increase (decrease) in trade payables	386	1,719	(587)	963	452
Increase (decrease) in other accounts payable and accrued expenses	1,121	2,217	(284)	(423)	2,457

Net cash provided by operating activities	4,188	7,358	89	2,936	8,481

Cash flows from investing activities:

Purchase of property and equipment	(3,215)	(3,930)	(818)	(1,321)	(4,445)
Proceeds from sale of property and equipment	1,194	676	448	405	1,050
Investment and loans/Repayments in affiliate	(694)	(1,496)	23	(390)	(1,740)
Acquisition of Subsidiary (a)	(251)	-	-	-	-
Purchase of activity (b)	(3,125)	-	-	-	-
Proceeds from sale of investments in previously consolidated subsidiaries (c)	-	39	-	39	39

Net cash used in investing activities	(6,091)	(4,711)	(347)	(1,267)	(5,096)

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of options, net	1,945	48	1,803	15	281
Repayment of long-term loans from banks	(9,397)	(6,096)	(3,740)	(1,607)	(8,937)
Repayment of long-term loans from others	-	(1,061)	-	(1,039)	(1,071)
Receipt of long-term loans from banks, shareholders and others	9,324	6,232	1,687	(16)	8,384
Dividend paid to the non-controlling interest	-	(896)	-	-	(1,594)
Short-term bank credit, net	(39)	(1,631)	(302)	259	(1,002)

Net cash provided by (used in) financing activities	1,833	(3,404)	(552)	(2,388)	(3,939)

Effect of exchange rate on cash and cash equivalents	676	(320)	549	(388)	(211)

Increase (decrease) in cash and cash equivalents	606	(1,077)	(261)	(1,107)	(765)
Cash and cash equivalents at the beginning of the period	1,468	2,233	2,335	2,263	2,233

Cash and cash equivalents at the end of the period	$2,074	$1,156	$2,074	$1,156	$1,468

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2012	2011	2012	2011	2011
		Unaudited

(a)	Acquisition of subsidiary:

	Property and equipment	$22	$-	$-	$-	$-
	Technology	58	-	-	-	-
	Goodwill	304	-	-	-	-
	Minority Interest	(133)	-	-	-	-
		$251	$-	$-	$-	$-

(b)	Purchase of activity:

	Working capital	$27	$-	$-	$-	$-
	Property and equipment	112	-	-	-	-
	Customer list	1,364	-	-	-	-
	Goodwill	1,669	-	-	-	-
	Accrued severance pay, net	(23)	-	-	-	-
	Employees accruals	(24)	-	-	-	-
		$3,125	$-	$-	$-	$-

(c)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$-	$32	$-	$32	$32
	Non-controlling interests		426		426	426
	Gain (Loss) from sale of subsidiaries	-	(110)	-	(110)	(110)
	Receivables for sale of investments in subsidiaries	-	(309)	-	(309)	(309)

		$-	$39	$-	$39	$39

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Non GAAP Net income

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited

GAAP Net income (loss) as reported:	$741	$566	$352	$89	$(8,486)
Loss from discontinued operations, net	995	-	296	-	-
amortization and impairment of goodwill and intangible assets from continuing operations	1,667	2,116	541	703	9,535
Stock based compensation expenses	222	352	55	122	515
non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	619	479	200	163	2,365

Non-GAAP Net income	$4,244	$3,513	$1,444	$1,077	$3,929

Adjusted EBITDA

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited

GAAP Net income (loss) as reported:	$741	$566	$352	$89	$(8,486)

Loss from discontinued operations, net	995	-	296	-	-
One time charge attributable to efforts to expand services to Israeli insurance companies	-	486	-	-	486
Financial expenses, net	1,285	1,370	357	520	1,779
Tax on income	738	950	192	257	2,383
Stock based compensation expenses	222	352	55	122	515
Depreciation , amortization and impairment of goodwill and intangible assets	3,922	4,646	1,216	1,578	12,710

Non-GAAP Adjusted EBITDA	$7,903	$8,370	$2,468	$2,566	$9,387